SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 10, 2012

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation)

Brouwerijplein 1, 3000 Leuven

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-169514), FORM S-8 (FILE NO. 333-172069), FORM S-8 (FILE NO. 333-171231), FORM S-8 (FILE NO. 333-169272), FORM S-8 (FILE NO. 333-165566), FORM S-8 (FILE NO. 333-165065) AND FORM S-8 (FILE NO. 333-178664) OF ANHEUSER-BUSCH INBEV SA/NV AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Brussels, 7 December 2012 – 1 / 2

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev announces Ambev’s capital structure proposal

Anheuser-Busch InBev (Euronext: ABI; NYSE: BUD) today shared that its majority-owned subsidiary Companhia de Bebidas das Américas—Ambev has announced its intention to propose to its shareholders for approval a corporate restructuring that would result in the transition of Ambev’s capital structure, currently a dual stock capital structure comprised of voting common shares and non-voting preferred shares, to a new single-stock capital structure comprised exclusively of voting common shares.

Pursuant to the requirements of the Brazilian Securities Commission (CVM), Ambev published on 7 December 2012 a Material Fact Notice (Fato Relevante) describing the proposed transaction, attached hereto as Exhibit 99.1

Additional Information and Where to Find It

This press release is for informational purposes only and is not an offer to purchase or sell any securities. Unless an exemption from SEC registration is available, the transaction described herein will be made only pursuant to an effective SEC registration statement. Before making any voting decision, investors and security holders are urged to carefully read the SEC registration statement and other documents pertaining to the proposed transaction that will be filed with the SEC when they become available, as they will contain important information about the proposed transaction and related matters. These documents will be available to investors free of charge on the SEC’s website at www.sec.gov or from us through the contacts listed below.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 116,000 employees based in 23 countries worldwide. In 2011, AB InBev realized 39.0 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

Brussels, 7 December 2012 – 2 / 2

Anheuser-Busch InBev Contacts:
Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com

EXHIBIT INDEX

Exhibit Number	Description

99.1	Material Fact Notice dated 7 December 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV
(Registrant)

Dated: December 10, 2012	By:	/s/ Jean-Louis Van de Perre
	Name:	Jean-Louis Van de Perre
	Title:	VP Tax